Filed by SCBT Financial Corporation pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: First Financial Holdings, Inc.

Commission File No. 000-17122

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Transcript of Joint Webcast of SCBT Financial Corporation (the “Company”) and First Financial Holdings, Inc. (“First Financial”) on Wednesday, February 20, 2013.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this transcript which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934.   Forward looking statements generally include words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions.   The Company cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from forecasted results.  Such risks and uncertainties, include, among others, the following possibilities: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between the Company and First Financial; (2) the outcome of any legal proceedings that may be instituted against the Company or First Financial; (3) the inability to complete the transactions contemplated by the merger agreement due to the failure to satisfy each transaction’s respective conditions to completion, including the receipt of regulatory approval; (4) credit risk associated with an obligor’s failure to meet the terms of any contract with the bank or otherwise fail to perform as agreed; (5) interest risk involving the effect of a change in interest rates on both the bank’s earnings and the market value of the portfolio equity; (6) liquidity risk affecting the bank’s ability to meet its obligations when they come due; (7) price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; (8) transaction risk arising from problems with service or product delivery; (9) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (10) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (11) reputation risk that adversely affects earnings or capital arising from negative public opinion; (12) terrorist activities risk that results in loss of consumer confidence and economic disruptions; (13) cybersecurity risk related to our dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches,  subjects the company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; (14) economic downturn risk resulting in deterioration in the credit markets; (15) greater than expected noninterest expenses; (16) excessive loan losses; (17) failure to realize synergies and other financial benefits from, and to limit liabilities associates with, mergers and acquisitions, including mergers with Peoples Bancorporation (“Peoples”), The Savannah Bancorp, Inc. (“Savannah”), and First Financial, within the expected time frame; (18) potential deposit attrition, higher than expected costs, customer loss and business disruption associated with the integration of Savannah and First

Financial, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related-matters; (19) the risks of fluctuations in market prices for Company common stock that may or may not reflect economic condition or performance of the Company; (20) the payment of dividends on Company common stock is subject to regulatory supervision as well as the discretion of the board of directors of the Company; and (21) other factors, which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

Important Additional Information

The Company will file a registration statement and other relevant documents concerning its pending merger with First Financial with the Securities and Exchange Commission and appropriate state and federal banking authorities as soon as is practical.  The Company and First Financial will prepare a joint proxy statement and other relevant documents concerning the proposed transaction for their respective shareholders.  The Company and First Financial shareholders are urged to read such proxy and registration statements regarding the proposed transaction as they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents because these will contain important information.  You will be able to obtain a free copy of the registration statement, as well as other filings containing information about the Company, at the SEC’s internet site (http://www.sec.gov).  The documents can also be obtained, without charge, by directing a written request to either SCBT Financial Corporation, Post Office Box 1030, Columbia, SC 29202, Attention: Richard C. Mathis, Executive Vice President and Treasurer, or First Financial Holdings, Inc., 2440 Mall Drive, Charleston, SC 29406  Attention: Blaise Bettendorf, Chief Financial Officer.

The Company, First Financial and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and First Financial in connection with the merger.  Information about the directors and executive officers of First Financial and their ownership of First Financial common stock is set forth in First Financial’s most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at First Financial address in the preceding paragraph.  Information about the directors and executive officers of the Company and their ownership of Company Common Stock is set forth in the Company’s most recent proxy statement filed with the SEC and available at the SEC’s internet site and from the Company at the address set forth in the preceding paragraph.  Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 2 Copyright © 2001-2013 FactSet CallStreet, LLC CORPORATE PARTICIPANTS Donna S. Pullen Director-Public Relations & Special Projects, SCBT Financial Corp. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. R. Wayne Hall President, Chief Executive Officer & Director, First Financial Holdings, Inc. (South Carolina) Joseph E. Burns Chief Risk Officer & Senior Executive VP, SCBT Financial Corp. OTHER PARTICIPANTS Mac M. Hodgson Analyst, SunTrust Robinson Humphrey William J. Wallace Analyst, Raymond James & Associates, Inc. MANAGEMENT DISCUSSI DISCUSSION SECTION ON Operator: Good morning and welcome to the SCBT Financial Corporation Analyst Call. This event is being recorded. I would now like to turn the conference over to Donna Pullen, SCBT Director of Public Relations and Special Projects. Donna S. Pullen Director-Public Relations & Special Projects, SCBT Financial Corp. Thank you for calling in today for the SBCT Financial Corporation Analyst Call. Before we get started, we would like to remind you that we will be in listen-only mode for the first part of the call. At the end of our prepared remarks, we will open the line for questions. I will now turn the call over to John Pollok, Chief Operating Officer and Chief Financial Officer of SCBT Financial Corporation. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. Thank you, Donna. I would like to thank everyone for joining us today and for your interest in our company. As you saw on our press release we have some exciting news to share with you on our call. Before we begin, I would like to remind everyone of the Safe Harbor standard that was published in this morning's release as well as a full discussion of the company's risk factors as included in the SEC filings.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 3 Copyright © 2001-2013 FactSet CallStreet, LLC During our call, we refer to our investor presentation which can be found on our website at www.scbtonline.com under the Investor Relations tab. At the end of the call, we will take questions from the research analyst community. With me today are Robert Hill, President and CEO of SBCT Financial Corporation; Joe Burns, Chief Risk Officer of SCBT Financial Corporation and also joining us are Wayne Hall, President and CEO of First Financial Holdings, and Blaise Bettendorf, Chief Financial Officer of First Financial Holdings, Inc. I will now turn the call over to Robert Hill, our CEO. Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. Thank you, John. I appreciate everyone dialing in today. We look forward to telling you about our announcement this morning. First thing I would like to do is welcome our new partners that are with us, Wayne Hall, who will become the President of our holding company and Blaise Bettendorf, who will be our Chief Accounting Officer. We are very pleased to announce this merger with First Financial. Many years, they have been the gold standard of banking in Charleston and other communities that they serve. And because of our long relationship with First Financial, this deal is low risk, financially attractive and has incredible long-term strategic value. We're going to go through the slides today and I'm going to start on slide number three and touch on some of the rationale. That I'd say in summary, we're going to obviously touch on the impact of our balance sheet and income statement in the short term, but I'd say that this transaction for both companies had a lot more to do about the next 10 years than about the next 10 months. It's really about building a platform that puts us in place to build a dominant Southeastern bank in a changing banking landscape. We've been talking about this transaction for years. Wayne and I have – we met first in 2009. We've met several times since then, but it was either not the right time for one company or another but we always, I think both felt that at some point, when the time was right, that we knew our companies complemented each other in such a significant way and it would be good for all involved. We're fortunate that we spoke at beginning of this year and really felt that 2013 and 2014 were the years to make this happen. Let me go through the key fundamentals of the transaction. Our fundamentals that we focus on consistently are soundness, profitability and growth, and I'm going to start on the soundness front. We really see this as a low risk transaction of two like-minded companies. We've basically been neighbors for eighty years. We've operated in each other's backyards. We know each other's companies. We know each other's cultures and styles. So that alone gives us a great comfort level with each other. We've also gone through a comprehensive due diligence process on each other over the last month and have had deep dives in to each other's loans portfolios. We have very cohesive cultures and familiar customer bases. We know each other's markets and we know each other's management teams. The first time our management team met about three weeks ago, face-to-face to talk about this transaction, how it could potentially look. Each of our executive managers left that day talking about how they – how excited and committed they were to the future of this company. It also has a very strong combined balance sheet. We don't need additional capital to support the transaction and with the job that Wayne and Blaise have done with their company over the last few years, they have simplified, improved significantly and really done a significant – done a great job of improving the overall simplicity and quality of the balance sheet.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 4 Copyright © 2001-2013 FactSet CallStreet, LLC We touch on now financially attractive. As I mentioned, it does have immediate EPS accretion, but really we're focused on here is the long-term value that can be created. And to me, this partnership more than about any other that we've seen really epitomizes highly selective M&A criteria that both companies had. Both companies' board set a very high bar, not only for financial expectations but also cultural and operational expectations. And we agree with those and we'll begin to execute us in the coming months. We also expect this to be accretive to tangible book value in the first three to three-and-half years. Strategically, it's really just a natural between two culturally similar South Carolina community banks. This adds significant franchise accretion and I'll touch on a little bit again the complementary ways that our companies can do work together as one. But we'll have a continuous coastal presence and dominant presence from Savannah to Wilmington and enhances our market share and also support areas of our company and other lines of business. So, I'll stop there and I'll turn it over to, to Wayne Hall to give his views on the partnership. R. Wayne Hall President, Chief Executive Officer & Director, First Financial Holdings, Inc. (South Carolina) Good morning. Thank you, Robert. First I just want to – I'll just echo what Robert has said. This is an amazing opportunity for both organizations. We're very excited – our entire management team and board are very excited about what lies ahead for us. And I think the real value here is being able to unleash these two organizations to something that we believe the Southeast has not seen in a quite a long time. To Robert's point it's a natural fit and I believe that as we combine the talent, the expertise, the systems, the synergies that we'll able to gain from combining these two great organizations, great history, great culture. I think that it's a natural fit and one that we're looking really, really forward to. We believe that it's going to create a dominant Southeast institution. One that we will be able to leverage, leverage, our power, our capital and the synergies around putting in, we believe best-in-class systems, best-in-class products, ones that will allow us to compete and win in almost every case that we would like to. We'll get into a little bit later with more information, but right now, I would like to turn it back to Robert. Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. Thank you. We will go through now the some of the transaction terms. The credit process that was gone through and I'll turn it over to John Pollok, who will kick it off on the transactions, some of the financial implications of the transaction. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. Thank you, Robert. Let's review the transaction terms. This is 100% stock deal tax-free exchange or fixed exchange ratio of 0.4237, the implied price per share is $18.30 based on the close of yesterday. The aggregate value is a little over $300 million; we initially will retain the First Financial's $65 million of preferred equity outstanding. As Robert mentioned earlier, no additional capital is required to complete the transaction. Five First Financial board members will join the Board of a SCBT. We have to get customary regulatory approval and shareholder approval for both SCBT and First Financial and our expected closing is in the third quarter of 2013.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 5 Copyright © 2001-2013 FactSet CallStreet, LLC As we mentioned earlier, it's very strategically attractive and let me talk a little bit about the pro forma company. Our current holding company name is SCBT Financial Corporation, our headquarters is here located in the Columbia, South Carolina and one of the things we are very excited about is we're going to be able to expand our operations and support center in Charleston South Carolina, where they have a phenomenal facility. And then at closing, with shareholder approval, we plan to change our name to First Financial Holdings Inc. If you take a minute and look at the transaction multiples, price to tangible book value is 133%, price to estimated 2013 EPS is 15.5x and pro forma ownership will be approximately – for First Financial will be approximately 29.3%. Let's take a look at some of the key assumptions. And as we have done in the past and we will continue to refine our assumptions and update you on our quarterly earnings conference calls over the coming year. Let's just spend a minute and look at a few of these. Our overall credit mark is approximately $218 million and in a moment Joe Burns will give you more detail on our overall credit mark. It's accretive to tangible book value in 3 years to 3.5 years, double digit EPS accretive excluding one time cost, and on the cost savings front, we looked at core costs of 2012, which was approximately $126 million and this is less their intangibles and the prepayment penalty on their FHLB advance. And what we want to make sure that we are clear on is we'll take a very slow approach on cost saves, and so our cost salves will be phased in over 18 months. In the first six months after we close, we believe that we will be able to get 10% cost saves, the next 12 months we believe we will be able to achieve 25% cost saves and thereafter approximately 30%. We are going to focus on as Wayne said best in class systems reducing backroom redundancies. We obviously have some branch overlap. We both have participated in FDIC deals. And you will see a meaningful decline in the cost structure of the management of these assets as we approach a couple of years out. We do not have any revenue synergies combined in our pro forma, but when you look at the combined mortgage platform that we are going to have it is a tremendous power will be unleashed when you put those two companies together. We are very excited about the mortgage platform. We gave you a range today on one time costs, the big variance there will be the disposition of some of the fixed assets. We are still working on that and as we get out in the future, we'll give you an update there. Our capital ratios are located here at the bottom. You can see our leverage ratio at close; will be right under 9%. Our Tier 1 risk based capital will be right below 13%. And then our tangible common to E to A will be about 7%. And with that, I will turn it over to Joe Burns. Joseph E. Burns Chief Risk Officer & Senior Executive VP, SCBT Financial Corp. Thank you, John. Just a few comments about our credit due diligence. When you look at the portfolio, it's very granular in nature. It's a very small average note size, which reduces risk. And also 66% of the portfolio is residential and other consumer. So, given that, although we have a very experienced internal due diligence team, we brought in an outside group to assist us especially on the consumer side. Our commercial team got good penetration at 63% and also our internal team got 12% on the consumer file review. The gross mark on the FDIC acquired portfolios, is right at $100 million and non-acquired is 5.3%. If you look at cycle to-date losses on the non-acquired side, adding the credit marks in it looks like cumulative losses, cycle to

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 6 Copyright © 2001-2013 FactSet CallStreet, LLC date are projected to be about 21%. Also, both companies are in the high 20% range as it comes to classified assets to capital. So, all in all, we feel very good about both the due diligence process and the results. And with that, I'll turn it back over to Robert and Wayne. Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. I want to walk you now through – I'm on page eight and we'll just work through some of the slides on kind of what this means in the marketplace and strategically for our two companies. This is really just logical end-market expansion for both companies. And the interesting thing about our companies is really there are two growth corridors in our marketplace, the I-85 corridor from Charlotte to Atlanta, which we have significant presence in and they were not as strong in. And combined like in Greenville, for example, we'll move up into the top five in market share; the other significant growth corridors, the coastal areas and a significant part driven by three ports, the Savannah Port, the Charleston Port, and the Wilmington Port. We were stronger in Savannah and Beaufort County, Hilton Head area. They're obviously very dominant in Charleston, Georgetown, Myrtle Beach, and Wilmington. So, where we are stronger, they weren't as strong and vice versa. You put the two together and we'll really have an incredible overall presence. And as I mentioned in terms of low risk, these are all just markets that they know well and we know well. It's also very diversified markets, Charleston, Savannah, Wilmington, Greenville, all just markets that have a very robust economic environment that help drive our future down the road. On page number nine, this will show you a little bit – on page nine, this will show you what I mean in terms of the power together. If you look at the Hilton Head, MSA, we were number two in market share. They were number seven performer, we are number one. And the reverse in Georgetown, we're number eight, they are umber three, combined we're number one. Charleston, we were at low market share, they're very dominant and we remain number two. And in Greenville, where we were number seven, they're 14, we're five. So, you put these together, they just complement each other almost market-by-market. And when we met a number of years ago, and we started looking at this, we have realized the power of the combined companies. But I will tell you it is not just the market position. As John mentioned, mortgage banking. They generate about $1 billion a year mortgages as do we. We do have our stronger retail, but our presence in mortgage, but our product set is fairly vanilla. They have a much more complex mortgage platform that we were going to have to migrate to; combined in South Carolina we'll be number 4 in mortgage market share. Same dynamic on wealth management, we are about $1.5 billion, they are about $1.5 billion. We were stronger in money management and trust, they have their own broker dealer and own 401(K) platform; a business we were just entering. We put those together we have a more robust wealth management platform. And then our teams, we mentioned our executive team would be a) retained; the group will be retained and move toward together to make this happen, which is an important part of the transaction. And then our facilities, we were going to be in a position over the next few years to need to build some major support centers and spend a fair amount of money on those, and combined we have got a support center and facilities with a market in Charleston that provides a lot of skilled and talented pool of employees that can continue to drive the growth of the company. On page 10, I will just want to touch on the market share. Overall in South Carolina, we will move – we are number 7, First Financial is number 8, you combine it, we will be number 5, with about 7.5% total share.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 7 Copyright © 2001-2013 FactSet CallStreet, LLC The last thing, I want to touch on really is the benefits to each of our shareholders and I will turn it over to Wayne for those comments. R. Wayne Hall President, Chief Executive Officer & Director, First Financial Holdings, Inc. (South Carolina) Thank you, Robert. Before I get into the page 11, I just to – like to talk a little bit again about our market. And when you look at the map, they seem to be maybe a little more separated, the coast and of course the western part. But I'll tell you, be honest with you, they are very much closer than you may think, and they are supported by industries that are supported by each section there. So, as an example, our Port is one of the more dominant ports in the nation and it supports the Upstate. We have some significant industry in the Upstate that probably would not be there if it was not because of the Port. BMW is an example, Michelin Tire is an example, use our port on a regular basis. We have about 800 cars on rail being shipped over our port every day and obviously they're built right here in the Upstate. And I think the other piece is the Boeing, we all – everyone knows about Boeing and what it's doing, but it's doing a lot more than just for Charleston. There are companies that supply parts to Boeing as an example are in Charlotte or in the Upstate. So, those are – there are prime examples of our markets are actually closer than they may look on the map and we believe that we can actually leverage that capabilities. We look at the benefits to our stakeholders, obviously all the three benefit from this; shareholders, customers and employees. We will be unlocking the value of these two companies together. And the benefit to the shareholders, the dividends for First Financial Holdings will increase as you recall, we actually reduced that a few years ago, because of TARP, this now will allow us to actually unleash some of that dividends that we've been holding back on. Our stocks will be able to trade in a lot greater volume, which I know is a great value to our shareholders. The implied annual dividends for FFCA share would be about $0.31and as compared to SCBT's most recent quoted dividend of $0.18 per share. I'll tell you this will be of great value particular to our local shareholders, who are very much tied into our company, recognize the value of our company to that community. And I know they are really looking forward to that. And then to reduce the downside risk, the fact that we will be able to diversify our businesses, our locations across a much greater region, a much broader region certainly reduces the downside risk. But again, we will certainly unleash the power of these two companies as they come together. Our customers are really going to benefit from this; the convenience that we'll be able to offer them with 150 locations and as they travel throughout our territory they will be able to bank with us wherever they go. And I think that's going to be a great opportunity for our customers. As Robert talked about earlier, the mortgage and wealth management, retail, commercial, we will be able to scale that. And as we have talked over the last several years scale in this new regulatory environment is going to be so important for us to be able to get the true value of our companies. And I think also what will be important is that that our institution, First Financial Holdings and First Federal has truly been an icon in the communities, in which we have operated in and we want to be able to maintain that. And one way we will be able to do that is actually be able to retain some of our board members on a local Advisory Board. The significant of that I think it will be very important to our communities. We want our communities to

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 8 Copyright © 2001-2013 FactSet CallStreet, LLC understand that this is a true merger and the importance of our history and longstanding will retain and in my opinion will get better. And lastly I want to talk about which I have a very close relationship obviously to all of our employees. They are dear and close to your hearts. We know the value of our employees. Without them we could accomplish nothing. And we have a lot of long term employees, both organizations do, very dedicated teams. As many of you know, we have built a really strong team over the last three years, brought in some extremely talented individuals. And I'll tell you right now, they are extremely excited about what this will do for them. They will have power in their hands that they have not had before. And they are truly looking forward to being able to unleash that power. And then, we have a lot of tenured and committed board of directors in both organizations. This board is committed to support management, to drive one of the most valuable, if not the most valuable financial franchise in the Southeast. And I can assure you that the management team is going to do everything we can to make sure that happens. Robert? Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. Thank you, Wayne. The things that drive our company, in each of our companies, really are quality service levels, high market share, and convenience to our customers. Those three things drive deep relationships. In some of our markets we have all three and in some of them, we did not. We both had the highest level of service in all of our markets. JD Power recently did a survey, ranked as number one and two in terms of service levels for our customer base in the Southeast. But there were markets where we didn't have convenience. Today, we're going to have very high level of service, very high level of convenience, and very high market share and the three of those that we find the end result is high financial performance. Let me turn to page 12 and we'll wrap up and then we'll move into some Q&A. I guess to summarize, this is really just an ideal combination. For all parties involved, it is a lot more about the future than the short-term, but even the short-term it creates a lot of value for both shareholders. Creates an incredibly valuable Southeastern bank as Wayne mentioned with size, scale, and diversity that is almost unmatched. And it's a low risk transaction, we've done our diligence, we feel great about the teams, we understand the markets and now we will be able to move together with a combined balance sheet that is very strong, but ultimately this is about the future. It builds value for our shareholders. It creates opportunity for our employees and a great banking experience for our customers over the next 10 years. So, with that I'll turn it back over to John Pollok. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. At this time, we're ready to take questions.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 9 Copyright © 2001-2013 FactSet CallStreet, LLC QUESTION AND ANSWER SECTION Operator: [Operator Instructions] . The first question comes from Mac Hodgson at SunTrust Robinson Humphrey. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Hi, good morning. A Hi, Mac. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Congratulations on the transaction. Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. A Thank you. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Just a couple of questions, does the subsidiary bank, is it going to be named South Carolina Bank and Trust? Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. A Mac, this is Robert. Where we are today is – we know today, at SCBT, we have five brands. We were going to have to rebrand the company, operating in three states at some point down the road. We've agreed that First Financial Holdings would be the name of the holding company; we've not made a branding decision for the banks yet. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Got you, okay. On the tangible book value earn-back, does that include, I'm assuming the impact of the merger costs? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Mac, this is John, it does. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 10 Copyright © 2001-2013 FactSet CallStreet, LLC Okay, great. And on the preferred, the $65 million of preferred, is it safe to assume that your intention is to repay that before it hits 9%? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Well, Mac, it hits 9% in February of next year, but as you know, the preferred has great flexibility in it today because you can count it as Tier 1 there's not a call option on it. And so, in our pro formas we felt like by the end of 2014, we'd probably repay it. And as you do the earnings estimates and put it together, you can see the power of the earnings that we have together. So, I would say sometime in maybe the middle to late 2014, we'd plan to do that. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Okay, great. And the double-digit EPS accretion is that 2014 accretion based on consensus estimate? And then would it also assume the full-year 2014 impact of the preferred? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A It does, yes. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Okay. Just one last one on credit, could you give any color on the $100 million FDIC mark, I was just curious if that was on the Plantation Federal Assets or any other color on, that was bigger than I would have expected? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Mac, this is John. They did two FDIC-assisted deals. So, Cape Fear, was one that was done several years ago and then they have Plantation. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Okay. So it's on both of those. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A That's correct. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Would the – would there been an increase obviously in the FDIC indemnification asset? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Yes, there will be.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 11 Copyright © 2001-2013 FactSet CallStreet, LLC Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Okay. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Yeah. I think as you know, with the accounting, a lot of it's timing and trying to sync-up the timing of that is a little difficult, so we are still working through some of but, yes it would probably come up some. Mac M. Hodgson Analyst, SunTrust Robinson Humphrey Q Okay, thanks. Operator: The next question comes from William Wallace at Raymond James. William J. Wallace Analyst, Raymond James & Associates, Inc. Q Good morning, everyone. A Good morning. R. Wayne Hall President, Chief Executive Officer & Director, First Financial Holdings, Inc. (South Carolina) A Wally, how are you. William J. Wallace Analyst, Raymond James & Associates, Inc. Q Doing great, thanks. Robert and John, historically you've had a target of two transactions a year, double-digit EPS growth, as you have gotten larger, I would imagine that that gets a little bit harder to execute, so my question is do you still have two deals a year as a target, and if so now that you are number five in South Carolina, is there an implication that you might start to really increase your focus outside of the state? Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. A Wally, this is Robert. This is going to take 2013 and 2014 to properly assess, integrate and execute. So our focus in 2013 and 2014 will be all about the integration of these two companies, make sure we do it well, make sure our service levels and our standards are good, make sure we have the processes and procedures in place. I would say – there would not, we will not stay on that path. 2013 and 2014 it is going to be all about the integration, execution of this transaction. Towards the latter part of 2014, if things are going well, and as we have outlined, then we will begin to plan for the next steps. I would say to the second part of your question, in terms of geographic where those next steps would come, I would think the odds of us doing additional acquisitions in South Carolina would probably not be real high. I'm not saying that there would be none, but there may be a few one or two, but the really the bulk of the opportunity will become more outside of the – outside of South Carolina.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 12 Copyright © 2001-2013 FactSet CallStreet, LLC William J. Wallace Analyst, Raymond James & Associates, Inc. Q Okay. And then as I look at the models for SCBT and then for the First Financial as an old thrift, when you look at the branch concentration are you – are you guys looking at branch closures outside of just the overlap from the deal or do you think, you'll continue to operate the First Financial's a little bit more of the consumer higher concentration branch model? Robert R. Hill President, Chief Executive Officer & Director, SCBT Financial Corp. A Obviously there is some branch overlap. I'd say we're very early in that assessment phase. We look at every year as I know Wayne does, to look at the profitability of every branch that he has, obviously this is going, with the overlap, we'll go through that same process. And I would say that there is certainly some initial obvious overlap, we'll be analyzing though all the branches going forward, just as Wayne and we do on an annual basis anyhow to see what makes sense on a go forward basis. William J. Wallace Analyst, Raymond James & Associates, Inc. Q Okay. Fair enough. And then John maybe, maybe this is something that you could speak to – the mortgage bank that you're getting, you are going to have a pretty large operation with the combined entity. Is there anything that you can speak to that SCBT bank can bring to the First Financial or vice versa for potential synergies with Savannah for example, they were doing all their underwriting through third parties. So, there is really easy revenue opportunity there. I'm just wondering if there is anything you can talk about on the mortgage bank? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Absolutely Wally, if you focus in in the supplemental section on the page 20, there is a tremendous amount of synergies. I would say, for us is – as we've told you in the past, in our mortgage platform, we do best efforts delivery, we sell to the kind of the top 10 wholesale banks in the country, one of the things that First Financial does is they have the ability to sell directly to Fannie Mae and they also have a servicing platform. And one of the things that I have always wanted my entire career was have the ability to sell direct, have a servicing platform and think of the power of all of our customers being able to walk in to our local offices and make their payments in the local office. It's just going to be an extremely powerful event, no more risk of cross sell against our existing customer base. You know combined, we're going to have 70 mortgage originators together. One of the things that we told you last year as we started focusing on fee income is that we were going to start a wholesale mortgage area, where First Financial has a very robust wholesale mortgage area. We're very excited to help build a Southeastern powerhouse on wholesale mortgage. So, Wally, there are a number of synergies – and then obviously as Robert mentioned earlier, we're going to have a very dominant market share in South Carolina. R. Wayne Hall President, Chief Executive Officer & Director, First Financial Holdings, Inc. (South Carolina) A Let me just add there Wally that as we go forward and integrate these two companies, size really does matter in a mortgage business and we will be able to look at the way we operate, way we process, look at systems, and we believe we will be able to really obtain some real synergies there as we also build a best-in-class mortgage operation.

SCBT Financial Corp. (SCBT) SCBT Financial Corporation And First Financial Holdings Merger Call Corrected Transcript 20-Feb-2013 1-877-FACTSET www.callstreet.com 13 Copyright © 2001-2013 FactSet CallStreet, LLC William J. Wallace Analyst, Raymond James & Associates, Inc. Q Thanks. Thanks Wayne, thanks, John. And John just one last housekeeping thing. Would you give me your estimate of your quarter positive intangible and goodwill based on last night's close? John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Wally, I can't do that yet. We're still tweaking those, but we will have those out shortly for you. William J. Wallace Analyst, Raymond James & Associates, Inc. Q Okay, fair enough. Thanks, guys. I'll let somebody else hop on. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. A Thanks Wally. Operator: [Operator Instructions] . Okay. This concludes our question and answer session, and I would like to turn the conference back over to management for any closing remarks. John C. Pollok COO, CFO, Director & Senior Executive VP, SCBT Financial Corp. I'd like to thank everyone for participating in our call today. And we look forward to talking to you later this year. Operator: The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.